SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **APRIL 08, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

UNIVERSAL DOMAINS INCORPORATED

(Translation of registrant's name into English)

#300 – 750 West Pender Street
Vancouver, British Columbia
Canada, V6C 2T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

UNIVERSAL DOMAINS INCORPORATED
300 – 750 West Pender Street
Vancouver, British Columbia,
Canada, V6C 2T7

Telephone: (604) 646-1075
Facsimile: (604) 646-1076

Item 2. Date of Material Change

March 27, 2002

Item 3. Press Release

March 27, 2002, Calabasas, California

Item 4. Summary of Material Change

Universal Domains Incorporated (the "Company") announced the closing of its 7,000,000 unit private placement.

Item 5. Full Description of Material Change

The Company is pleased to announce it has closed its private placement of 7,000,000 Units at a price of $0.05 per Unit for total proceeds of $350,000 US. Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share for a period of one year at $0.05 US per share. The private placement was made with non-US persons pursuant to Regulation S promulgated under the Securities Act of 1933. The proceeds of the offering will be used to reduce corporate indebtedness and for working capital purposes.

The Company is a teleconferencing service company that provides voice conferencing, video conferencing and Web casting services via a sophisticated network. The Company is able to service up to 23,000 portals at once, enabling businesses to conduct meetings with small or very large groups. The Company will brand its services under the Viacall name and has one of the most competitively prices conference services available in North America. The

Company plans to expand its operations to international locations in the coming months.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

Alan Brown
2838 Neyland Road
Nanaimo, B.C.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Date : April 08, 2002

[signature]
Signature

Alan Brown
Name of Signatory

President
Position

Vancouver, B.C.
Place of Declaration

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the <u>Securities Act</u>.

<u>FORM 45-902F</u>

<u>Securities Act</u>

<u>Report of Exempt Distribution</u>

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the <u>Securities Act</u>, or section 128(a), (b), (c) or (e) to (h) of the <u>Securities Rules</u>, or, if applicable, by an order issued under section 76 of the <u>Securities Act</u>.

1. **Name, address and telephone number of the issuer of the security distributed:**

   UNIVERSAL DOMAINS INCORPORATED
   Suite 300, 750 West Pender Street
   Vancouver, BC V6C 2T7

   Telephone: 604-646-1075
   Facsimile: 604-646-1076

2. **State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):**

   The Issuer is not an exchange Issuer. The Issuer's shares trade on the OTC Bulletin Board.

3. **Describe of the type of security and the aggregate number distributed:**

   1,824,000 units at a price of US $0.05 per unit, each unit consisting of one common share and one share purchase warrant, each warrant entitling its holder to purchase one common share at a price of US $0.05 per share for a period of one year.

4. **Date of the distribution(s) of the security:**

   March 27, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made:**

Sections 74(2)(9), of the Securities Act (British Columbia).

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share ($Cdn)	Total Purchase Price ($Cdn)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
John Boschert 2154 W. 33rd Ave. Vancouver, B.C. V6M 1B9	384,000	$0.08 (US $0.05)	$30,591.36 (US $19,200)	Section 74(2)(9) of the Securities Act (British Columbia)
David Ryan 19838 43rd Avenue Langley, B.C.	120,000	$0.08 (US $0.05)	$9,559.80 (US $6,000)	Section 74(2)(9) of the Securities Act (British Columbia)
Alan Brown 2838 Neyland Road Nanaimo, B.C.	1,320,000	$0.08 (US $0.05)	$105,157.80 (US $66,000)	Section 74(2)(9) of the Securities Act (British Columbia)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed:**

US $91,200 (CDN $145,308.96)

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:**

Not applicable.

9. If the distribution was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security:

Not applicable.

10. If the distribution was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the issuer under that section during the 12 month period preceding the distribution of this security:

None

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security:

Nil

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 9th day of April, 2002.

UNIVERSAL DOMAINS INCORPORATED
Name of Issuer (please print)

Alan Brown
Signature of authorized signatory

President
Name and office of authorized signatory
(please print)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended April 08, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL DOMAINS INCORPORATED
(the Registrant)

Date: April 9 / 2002   By: Alan Brown
Alan Brown, President

*Print name and title under the signature of the signing officer

\\ONEILL\DATA\Client Files\3500-3599\3517\40-RegS-7M@$0.05 Units\Fm6K.2002-04-08.doc

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.